IN MEDIA CORPORATION
4920 El Camino Real, Suite 100
Los Altos, CA 94022

August 17, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

     Re: In Media Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2110
         Filed March 31, 2011 File number: 333-146263

Dear Sir,

We attach our responses to your third comments on our Form 10-K for the year ended December 31, 2010 as delivered by fax letter on August 4, 2011. Our responses are numbered to match the comment number listed in that fax letter. Subject to your acceptance of our responses we will file an amended Form 10-K where indicated incorporating the disclosures discussed in these responses which will also be included in our future filings.

1 PRODUCTS, PAGE 4

We confirm that we will file an amended Form 10-K incorporating a reference to a formal agreement between the Company and Numerity Corporation regarding the terms under which the Numerity film library was made available to the Company. We further confirm that a written agreement between the parties as of December 31, 2010 was subsequently formalized and submitted and filed as Exhibit 99.1 to our Form 10-Q for the Quarter ended June 30, 2011. At the time of filing our Form 10-K for the year ended December 31, 2010, we considered, but did not file such an agreement as an exhibit to the Form 10-K due to the verbal, incremental, and informal nature of the agreement. We subsequently recognize the importance of all information arising from related party transactions, and will ensure future agreements are documented and filed as exhibits at time of conclusion.

FINANCIAL STATEMENTS

2 BALANCE SHEETS

We confirm that we will file an amended Form 10-K incorporating a reference to a formal agreement between the Company and Numerity Corporation regarding the terms of credit extended between the parties. We further confirm that a written agreement between the parties as of December 31, 2010 was subsequently formalized and submitted and filed as Exhibit 99.2 to our Form 10-Q for the Quarter ended June 30, 2011. This agreement requires Numerity to provide notice of at least one year and one day in advance of any request to repay any part of the outstanding balance.
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3 STATEMENTS OF CASH FLOWS PAGE 22

At the time of the reverse merger in October 2009, the Company included the results and balance sheet of the acquired company in its financial statements for the first time. The $50,965, which represented the net assets and liabilities of the acquired company at the acquisition date was incorrectly described as issuance of stock on merger, and with hindsight should have been described as a net decrease in liabilities arising from the merger. This is not a change in accounting policy, but simply an error in description in the Statements of cash flows for the year ended December 31, 2009. We would propose to change the 2009 Cash flow from operating activities by deleting the "Issuance of stock on merger" and adding the description "Net assets and liabilities arising from merger" under the heading Increase (decrease) in operating liabilities. This does not change any numbers previously reported on the balance sheet, statements of operations, or statements of shareholder's equity and retained deficit at December 31, 2009, or for the year then ended.

SIGNIFICANT ACCOUNTING POLICIES

4 CONVERTIBLE DEBT INSTRUMENTS, PAGE 26

We do not believe that the convertible notes are a derivative instrument reportable in accordance with ASC 815. Regarding ASC 470, our position has been that the notes are a de facto source of equity through sale of common stock on conversion and that the repayment option on the note was meaningless because the Company did not have the means to repay the debt portion of the note at time of issuance, and furthermore, did not expect to have the means of repayment at the maturity date. There was therefore no dual element to be accounted for! However, during the course of this series of comments our position has changed in that the Company has, during the Quarter ended June 30, 2011, actually repaid one of the notes in advance of the holder's conversion right. Accordingly, we agree that we should account for the dual debt and equity elements embodied in our convertible notes, and, subject to your approval, we shall submit an Amended Form 10-K describing this revised accounting policy.

5 CONTROLS AND PROCEDURES, PAGE 29

We have noted your comment and will revise the disclosure to confirm that our Chief Executive Officer and Chief Financial Officer evaluated our disclosure control and procedures as of the end of December 31, 2010 as covered by our report on Form 10-K and our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective.

The prospective material weaknesses discussed on the Form 10-K for the period ended December 31, 2010, in our management's opinion, would only arise in the event of a significant growth in transactions. At present, all internal accounting is managed through two parties: the Chief Executive Officer and the Chief Financial Officer. As previously responded, as an example, all incoming supplier invoices are delivered direct to the Chief Financial Officer for recording in the books, checking, and processing. The Chief Financial Officer must submit all payment requests to the Chief Executive Officer for approval, allocation of cash and presentation of a check for mailing to the payee. The Chief Financial Officer conducts regular reconciliations of the bank account to make sure that all receipts and disbursements have been identified, supported by appropriate documentation and payment approvals, and the transactions are matched to postings in the books of account. As a small development stage company, we have very limited financial activity during the year. Thus, the current check and balance of the financial activity by the Chief Executive Officer and the Chief Financial Officer provide sufficient controls to ensure fairness, accuracy and proper disclosure. Any documentation as it relates to the Company's assessment is very limited as there only a limited number of business transactions. No testing was performed on the limited transactions within the

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Company by the Chief  Executive  Officer and the Chief  Financial  Officer since
100% of the transactions were actually performed by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer and the Chief Financial Officer felt adequate procedures were in place to approve and monitor all disbursements distributed by the Company and confirm all funds received by the Company.

In the event that the Company expands, the Chief Executive Officer and the Chief Financial Officer recognize that the current system of checks and balances would be inadequate as the management of the Company's books, checking, and processing would significantly increase as a consequence of the growth and expansion of the core business. At such time, we would likely engage additional office personnel, or even a sub-contract bookkeeping and accounting service to prepare monthly financials, input all financial transactions (receipts and disbursements), and prepare appropriate monthly journal entries. The Company would be required to set up a process for disbursements with multiple approval levels. At this time in the Company's development, the Company does not have the resources to engage a CPA firm, personnel to implement control procedures, or establish a Board committee to provide oversight on financial disclosures as it does not consider that these procedures will contribute any incremental level of control and oversight.. However, once such expansion occurs and the necessity of additional procedures arises, we believe the Company will have the resources to implement all these procedures. As previously disclosed in a prior response letter, the discussion of these contingencies in the 10-K filing was premature and will be deleted. We will continue to monitor and evaluate the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary.

To conclude, the material weaknesses did not exist as December 31, 2010.

6 PLEASE SEE THE RESPONSE TO QUESTION 5.

Material weaknesses did not exist as of, and for the year ended, December 31, 2010. Our Form 10-K will be modified accordingly.

7 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING, PAGE 30

Please see the response to Question 5. In addition, we have not used third party specialists to address shortfalls in staffing and to assist us in accounting and financial responsibilities nor requested independent reconciliations of significant accounts. As discussed above, as a small development stage company, we have very limited financial activity during the year. Thus, the current check and balance of the financial activity by the Chief Executive Officer and the Chief Financial Officer provide sufficient controls to ensure fairness, accuracy and proper disclosure and has not been modified during the year ended December 31, 2010. Thus, no changes have been made to our internal control over financial reporting for the year ended December 31, 2010. Our Form 10-K will be modified accordingly.

8 EXECUTIVE COMPENSATION PAGE 33

In note (b) to executive compensation on page 9, we reported among other things that the Company accrued $415,000 in respect of maintenance fees under the terms of the Numerity License Agreement. This includes the $207,500 previously reported which represented 50% expensed at that date. The revised note submitted in our response dated May 23, 2011 is correct and, subject to your approval, will be included in our revised Form 10-K..

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The Company hereby acknowledges:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Nitin Karnik
--------------------------------
Nitin Karnik
Chief Executive Officer


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